RECEIVED

2006 NOV -7 P 1:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE



06018222

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

20 October 2006

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



Mobistar NV/SA – Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles – tel. 02 745 71 11 – fax 02 745 70 00
www.mobistar.be – Fortis 210-0233334-04
tva-btw be 456.810.810 – RPR-RPM 0456.810.810 (Brussel-Bruxelles)

mobistar

Mobistar's progress continues over third quarter 2006

Service revenues increase by 7.6%.

Brussels, 19 October 2006 - During the first nine months of 2006, Mobistar recorded a growth of 7.6% in its service revenues, compared to the same period one year earlier. This growth is generated by a strong increase in the customer base on the one hand and a rising usage of the Mobistar services on the other hand.

On 30 September 2006, Mobistar counted a total of 3,080,695 active mobile customers, which represents an increase of 6.7%, compared to the 2,886,739 customers one year earlier. Thanks to the confirmed success of Tempo Music and Best Deal, Mobistar registered 61,187 new mobile customers in the course of this third quarter. Mobistar confirms its commercial dynamism with the launch of a series of renewed offers such as Free Friends and Mobistar Max. With respect to ADSL, Mobistar counted 13,767 customers at the end of September.

The share of postpaid customers in the customer base is constantly increasing, and at the end of September attained 49.2%, contributing to an improvement in the ARPU1 which rose from EUR 37.22 to EUR 39.14 per month per active customer, i.e. a growth of 4.9% in one year.

The increase in the customer base combined with a greater usage of the Mobistar services results in a significant growth of the service revenues which, at the end of September 2006, amounted to EUR 1,120 million, i.e. an increase of 7.6% compared to the previous year.

The commercial success of recent months allows Mobistar to review upwards the revenue growth target for the year 2006. Even taking into account a 20% reduction in the mobile termination rate as of 1 November 2006, Mobistar anticipates a growth of 6% in its revenues for 2006.

	9 months as at 30 September		
Key figures of the Mobistar Group	**2005**	**2006**	**Var.**
Total active customers (mobile telephony)	2,886.739	3,080,695	+ 6,7%
Total revenues (mio €)	1,071	1,154	+ 7,7%
Total service revenues (mio €)	1,041	1,120	+ 7,6%
ARPU (€ /month/active customer)	37.22	39.14	+ 4,9%

ARPU = monthly Average Revenue per User (rolling average of the preceding 12 months)